

September 30, 2020

Tigran Sinanyan
Chief Financial Officer
MediaAlpha, Inc.
700 South Flower Street, Suite 640
Los Angeles, CA 90017

> **Re: MediaAlpha, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted September 17, 2020**
> **CIK No. 0001818383**

Dear Mr. Sinanyan:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Financial statements and basis of presentation, page ii

1. We note your responses to prior comments 5 and 7, including the fact that you identified Intermediate Holdco as the accounting acquirer and your disclosure on page ii that you determined not to include its historical financial statements in your filing because at the time it is contributed to you in the offering reorganization, its only assets will be the Class A-1 units of QL Holdings LLC and certain deferred tax assets and liabilities. Please provide us your analysis, including the specific guidance you relied upon, when determining that Intermediate Holdco's historical financial statements are not required to be included.

Summary consolidated financial and operating data
Other financial and operational data, page 24

2.   We note your updated tabular presentation of Other financial and operational data. Please revise this table to present GAAP Gross profit and GAAP Gross margin with equal or greater prominence to avoid placing undue prominence on Contribution and Contribution Margin. Additionally within the tabular reconciliation under footnote (2), provide GAAP Gross margin prior to your disclosure of Contribution Margin. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Risk Factors
Risks related to being a public company
We have identified material weaknesses in our internal control over financial reporting....., page 54

3.   You disclose that the second material weakness you identified resulted in the restatement of the financial statements of QL Holdings LLC for the year ended December 31, 2019. Based on your disclosures in the audited financial statements of QL Holdings LLC and subsidiaries beginning on page F-1, you also restated the consolidated financial statements of QL Holdings LLC and subsidiaries for the year ended December 31, 2018 in conjunction with the identification of the second material weakness. Please revise your disclosure accordingly.

Management's discussion and analysis of financial condition and results of operations
Key business and operating metrics
Contribution and Contribution Margin, page 105

4.   We note your response to prior comment 9 and understand that you do not present GAAP Gross profit on the face of your Consolidated statements of operations. However, considering that the amount calculated as revenue less cost of revenue is equal to GAAP gross profit, please rename the line item "Subtotal" throughout your prospectus as "Gross profit". Your disclosure should indicate that Gross profit is the most directly comparable GAAP measure to Contribution.

Business
Our Platform
We connect insurance companies with websites where consumers shope for insurance, page 131

5.   We note your response to prior comment 13, including disclosure of how the average cost-per-click for your high-quality auto insurance partners in your platform for the twelve month period ended June 30, 2020 of approximately $37 is calculated and that you compare this measure to the average search engine cost-per-click in the broader insurance industry from 2019-2020 of $19. Tell us and enhance your disclosure to explain why it is

       appropriate to compare an auto insurance specific measure to a broader non-auto insurance industry measure. Additionally, disclose the quantitative information utilized to calculate the average cost-per-click for your high-quality auto insurance partners in your platform for the twelve month period ended June 30, 2020 of approximately $37.

      You may contact Michelle Miller at 202-551-3368 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Michael Clampitt at 202-551-3434 with any other questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Finance

cc: C. Daniel Haaren, Esq.